SMIC’s 2012 Advanced Technology Workshop Held in Shanghai

SHANGHAI, June 21, 2012 /PRNewswire-Asia/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), mainland China’s largest and most advanced semiconductor foundry, held its 2012 advanced technology workshop in Shanghai today. The workshop showcased SMIC’s most up-to-date technology achievements, advanced node design methodologies, SMIC IP and library platform solutions, ESD protection design methodology and more. John Peng, Associate Vice President and General Manager of SMIC’s China Business Unit, addressed the importance of the China market and its growing share of SMIC’s business in the opening speech. In addition, Tianshen Tang, Vice President of SMIC Design Service, introduced SMIC’s technology and IP development roadmap for hot applications in China to give insight on SMIC’s value-added technologies and services.

Executives and representatives from ARM, Brite Semiconductor, Cadence, Mentor Graphics, Synopsys and other SMIC partners also gave presentations on their IP offerings, design solutions and platforms.

The workshop was focused on advanced technology node design only and about 150 invited designers were in attendance. SMIC Senior Director of Marketing Steven Chen marked the end of the event by thanking the attendees for their continued support and expressing SMIC’s commitment to working closely with its customers to achieve further success.

The workshop also featured an exhibition with SMIC partners displaying their products and services, including libraries and IP, EDA tools, and design services.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.  These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

SMIC English Contact
Mr. William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

SMIC Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com